Exhibit 99.1

Bellatrix Exploration Ltd provides operational update

TSX, NYSE MKT: BXE

CALGARY, July 10, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to provide the following operational update.

Bellatrix's corporate head offices were undamaged and its field operations remained stable and operational with only minor impacts due to flooding in southern Alberta during the second quarter of 2013. Bellatrix's field production for Q2 2013 averaged approximately 22,100 to 22,200 boe/d. Despite spring break-up and downtime experienced due to scheduled and unscheduled plant turnarounds in its core area, Q2 2013 production levels have increased approximately 15% over Q1 2013 production levels of 19,343 boe/d.  In addition, a mechanical problem on the Minnehik Buck Lake Gas Plant pipeline created an unplanned shutdown at the end of June which required re-routing of a significant portion of the Company's production in the Ferrier area negatively impacting field production in the month of June by approximately 330 boe/d.

As a result of disruption in field production in early July due to the impact of rolling power blackouts and the delay in commencing the Q3 drilling program due to the wet field conditions, the Company is anticipating Q3 2013 production levels to remain consistent with Q2 2013 production levels.  However, Bellatrix continues to expect it will meet its previously announced 2013 calendar year guidance to provide average daily production of 23,000 to 24,000 boe/d and 2013 exit rate of 30,000 to 31,000 boe/d.

During the Q2 the Company successfully drilled 5 (100% W.I.) Cardium wells. Three wells were completed and placed on production during the quarter, the fourth well commenced production July 1st with one well waiting on completion.

On March 11, 2013, the Company announced the successful drilling and completion of a 100% working interest long reach horizontal well in the Spirit River Falher interval.  After the first 120 days of production the well has recovered 2.1 Bcf of gas with 73,944 barrels of natural gas liquids.  Currently the well is flowing at a restricted rate of 17 mmcf/d with 600 boe/d of liquids. Based on the initial production rates, when plant capacity is available the well is expected to be capable of flowing at 20 mmcf/d at plant inlet conditions.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including anticipated Q3 2013 average daily production, anticipated 2013 average daily production and exit rate and the expected productivity of the horizontal well in the Spirit River Falher interval, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website www.sec.gov or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Initial production rates:  Initial production rates are not determinative of the rates at which such wells will continue production and decline thereafter or the ultimate recovery associated with such wells.  In addition, such rates may also include recovered "load oil" fluids used in well completion stimulation.  Readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

CO: Bellatrix Exploration Ltd.

CNW 08:00e 10-JUL-13